VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

February 2, 2022

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc. Amendment No. 6 to
Registration Statement on Form S-1
Filed January 7, 2022
File No. 333-250011

Dear Ms. Dorin:

By letter dated January 28, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 6 to Registration Statement on Form S-1 filed on January 7, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 6 to Registration Statement on Form S-1

Prospectus Summary, page 1

1.	We note your disclosure regarding the Services Agreement with Al Dali International Co. (“DIC”), and your disclosure that Enshaat Al Sayer has engaged DIC and the Company to perform contaminated soil treatment for the KOC Remediation Contract. As Enshaat Al Sayer does not appear to be a counterparty to the Services Agreement, please revise to clarify whether you have a written agreement with Enshaat Al Sayer with respect to such engagement.

Response: The Company is filing Amendment No. 7 to Registration Statement on Form S-1 (the “S-1/A”) together herewith. There is no written agreement directly between the Company and Enshaat Al Sayer, with the arrangements between such parties governed indirectly via the Services Agreement between the Company and DIC. The S-1/A reflects amended disclosures which clarifies this arrangement.

2.	We note that the Services Agreement incorporated by reference as Exhibit 10.35 provides that the parties agree that this contract is subject to the signing of a subcontractor agreement between DIC and Enshaat Al Sayer to perform remediation services for the KOC Remediation Contract. We further note that the Services Agreement states that this means that the agreement will only become enforceable the next day after DIC signs a subcontractor agreement for soil remediation services with Enshaat Al Sayer for the KOC Remediation Contract, otherwise the contract will be automatically terminated. Please revise your prospectus to disclose whether such subcontractor agreement between DIC and Enshaat Al Sayer has been signed, and to disclose any terms of such subcontractor agreement that are material to the registrant. In addition, please disclose the term and termination provisions of the Services Agreement.

Response: The S-1/A reflects amended disclosure indicating that the subcontractor agreement between DIC and Enshaat El Sayer has been entered into and is effective, and further describing the term and termination terms for such subcontractor agreement. The Company has received from DIC and Enshaat El Sayer a letter that confirms the effectiveness of this subcontractor agreement between such parties and sets forth its term and termination terms.

Executive Compensation, page 58

3.	We note you disclose your outstanding equity awards at September 30, 2021. Please update this disclosure for the fiscal year ended December 31, 2021.

Response: The S-1/A includes amended disclosure reflecting the correct period.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Matthew Nicosia

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115